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                                                                EXHIBIT 99(g)(6)
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
Supreme Court of the State of New York
County of NEW YORK                                    Index No.
-------------------------------------------------X    Plaintiff designates
LESLIE MAURER and HARRIET RAND,   97115828       :    New York County
                                                 :
                                                 :    County as the place of trial
                                  Plaintiffs,    :
                                                 :    The basis of the venue is
                                                 :    Plaintiff Leslie Maurer
                                    against      :    resides in New York
                                                 :    County
                                                 :    Summons with Notice
PIERRE CHAREYRE, GILLES R. GUINCHARD, ALAIN      :    Plaintiff(s) reside(s) at
REDHEUIL, SERGE WEINBERG, and REXEL, S.A.        :    Leslie Maurer c/o
                                                 :    201 East 79th St., NY
                                                 :    County of New York
                                  Defendant(s)   :
-------------------------------------------------X
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To the above named Defendant(s)

     You are hereby summoned to answer the complaint in this action and to serve a copy of your answer, or, if the complaint is not served with this summons, to serve a notice of appearance, on the Plaintiff's Attorney(s) within 20 days after the service of this summons, exclusive of the day of service (or within 30 days after the service is complete if this summons is not personally delivered to you within the State of New York): and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded herein.

Dated, September 3, 1997

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Defendant's address: All Defendants c/o               Attorney(s) for Plaintiff(s)
                     Rexel, S.A., 25 Rue de Clichy    Office and Post Office Address
                     Paris, France                    STULL, STULL & BRODY
Notice: The nature of this action is                  6 East 45th Street
        Securities class action alleging              Suite 500
        breach of fiduciary duty                      New York, NY 10017
The relief sought is
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in Paris, France and is listed on the Paris Stock Exchange. Rexel, which operates through its affiliated companies, is the largest electrical supplies distributor in the world with operations in 17 countries.

     3. Rexel, Inc. ("RXL") is a corporation duly organized [illegible] RXL is listed on the New York Stock Exchange. The number of shares of RXL common stock outstanding as of the close of
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SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

-----------------------------------X
LESLIE MAURER and HARRIET RAND, on :    Index No.
behalf of themselves and all others:
similarly situated,                :
                                   :
                  Plaintiffs,      :
                                   :
         -against-                 :    CLASS ACTION COMPLAINT
                                   :    -----------------------
                                   :
PATRICIA CHAREYRE, GILLES          :
GUINCHARD, ALAIN REDHEUIL, SERGE   :
WEINBERG, and REXEL, S.A.,         :
                                   :
                  Defendants.      :
-----------------------------------X



         Plaintiffs, by their attorneys, allege upon information and belief, based, in part, upon an investigation conducted by and through signed counsel, except with respect to their ownership of Rexel S.A. ("Rexel" or the "Company") common stock and their suitability to serve as class representatives, which are alleged upon personal knowledge, as follows:

         1. Plaintiffs are, and have been at all relevant times, the owners of shares of the common stock of the Company.

         2. Defendant Rexel S.A. ("Rexel"), is headquartered in Paris, France and is listed on the Paris Stock Exchange. Rexel, which operates through its affiliated companies, is the largest electrical supplies distributor in the world with operations in 17 countries.

         3. Rexel, Inc. ("RXL") is a corporation duly organized and existing under the State of New York. RXL is listed on the New York Stock Exchange. The number of shares of RXL common stock outstanding as of the close of
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business on March 3, 1997 was 25, 733,290. As of August 29, 1997, Rexel
currently owned 50.6% of the outstanding voting securities of RXL. RXL maintains its principal corporate offices at 150 Alhambra Circle, Suite 900 Coral Gables, Florida 33134.

         4. Defendant Alain Redheuil ("Redheuil") is, and at all relevant times was, Chairman and Chief Executive Officer of Rexel and a Director of RXL.

         5. Defendant Pierre Chareyre ("Chareyre") is, and at all relevant times was, Financial Officer of Rexel, and a Director of RXL.

         6. Defendant Gilles Guinchard ("Guinchard") is, and at all relevant times was, a member of the Executive Committee of Rexel and Chief Executive Officer, President and a Director of RXL.

         7. Defendant Serge Weinberg ("Weinberg") is, and at all relevant times was, a Director of Rexel and Vice Chairman of the Board of RXL.

         8. The defendants described in paragraphs 4-7 above are hereinafter sometimes collectively referred to as the "individual defendants" or the "director defendants."

         9. By virtue of the individual defendants' positions as officers and/or directors of RXL, said defendants are in a fiduciary relationship with the plaintiffs and other public shareholders of RXL, and owe plaintiffs and other members of the Class the highest obligation of good faith, fair dealing, loyalty and due care.

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         10. The individual defendants are members of the board or RXL, and are affiliated with Rexel. Rexel, by virtue of its 50.6% interest in RXL is a controlling shareholder of RXL, and is orchestrating the proposed going private at issue for its own benefit, at the expense of RXL'S minority shareholders.

         11. The individual defendants, by reason of their corporate directorships, stand in a fiduciary position relative to RXL's minority shareholders, whose fiduciary duties, at all times relevant herein, require them to exercise their best judgment, and to act in a prudent manner, and in the best interests of the Company's minority shareholders. Said defendants owe the public minority of RXL, the highest duty of good faith, fair dealing, due care, loyalty, and full, candid and adequate disclosure.

         12. Each defendant herein is sued individually as an aider and abettor, as well as in his capacity as a director of the Company (in the case of the individual defendants), or as a control person and the liability of each arises from the fact that he has engaged in all or part of the unlawful acts, plans, schemes, or transactions herein.

                        CLASS ACTION ALLEGATIONS
                        ------------------------

         13. Plaintiffs brings this action on his own behalf all stockholders' action, pursuant to New York law, on behalf of all shareholders of the common stock of RXL, (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the

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defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more full described herein.

         14. This action is properly maintainable as a class action.

         15. The class is so numerous that joinder of all members is impracticable. As of the close of business on March 3, 1997, there were 25,733,290 shares of RXL common stock outstanding and which were held by at least hundreds of shareholders throughout the United States.

         16. A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted, and no unusual difficulties are likely to be encountered in the management of this class action. The likelihood of individual class members prosecuting separate claims is remote.

         17. There are questions of law and fact which are common to the class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following:
                          ----- ----

          (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiffs and the other members of the class;

          (b) whether defendants are pursuing a scheme and course of conduct designed to eliminate the public shareholders of RXL, in violation of the laws of the State of New York in

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order to benefit from a proposed acquisition of RXL by Rexel at the expense and to the detriment of the plaintiffs and the other public minority shareholders who are members of the class;

             (c) whether defendants are acting on both sides of the possible going-private transaction, thus presenting a conflict of interest, self-dealing and overreaching;

             (d) whether the said proposed acquisition, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the members of the class; and,

             (e) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct of the defendants.

         18. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of the plaintiffs are typical of the claims of other members of the class and plaintiffs has the same interests as the other members of the class. A class action is superior to any other type of adjudication of this controversy.

         19. Defendants have acted in a manner which affects plaintiffs and all other members of the class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

       SUBSTANTIVE ALLEGATIONS
       -----------------------

         20. Originally incorporated in 1866 as Willcox & Gibbs Sewing Machine Company, RXL has changed the very fabric of its

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business in the past few years.  RXL undertook a major restructuring that included the spinoff or sale of many of its long time businesses (including covered yarn, and apparel parts and supplies); the expansion of its interests in the wholesale electrical supply business; and the May 1995 name change from Wilcox & Gibbs, Inc. to RXL. RXL is now the fifth largest distributor of electrical parts and supplies in the U.S.

         21. On or about July 23, 1997, RXL announced that earnings per share for the second quarter of 1997 increased to $.35 per share from $.29 per share in the second quarter of 1996 on a 20.4% increase in net income from $7.6 million to $9.1 million. Earnings per share for the six months June 30, 1997, increased to $.61 per share from $.51 for the first six months of 1996 on a 20.9% increase in net income from $13.2 million to $15.9 million.

         22. On August 29, 1997, Rexel stated that it was in the process of a major initiative to increase Rexel's ownership of RXL from 50.6% to 100% through a business combination with RXL, which would entitle the public minority shareholders of RXL to receive $19.50 per share. Rexel also reserved the right to amend or withdraw this proposal at any time in its discretion.

         23. The proposed purchase price of $19.50, which is only a 10% premium over the past 30 trading days, does not represent the true value of the assets of the future prospects underlying each share of RXL.

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         24. By virtue of its dominance and control over RXL, Rexel, together with the individual defendants, have engaged in a plan involving acts which are grossly unfair to plaintiffs and the other members of the class. The purpose of the plan is to enable Rexel to acquire 100% equity ownership of RXL and its assets for its own benefit, and at the expense of the other RXL minority stockholders who would be deprived of their equity investment and the benefits to accrue thereafter, for a grossly inadequate price.

         25. Because of Rexel's 50% equity power and overwhelming control over RXL's board of directors and operations, no third party, as a practical matter, can attempt any competing bid for RXL, as the success of any such bid would require the consent and cooperation of Rexel. In fact, because of the predominant control of Rexel by RXL, it is a foregone conclusion that whatever Rexel may offer, such offer will be accepted.

         26. The proposed transaction serves no legitimate business purpose of RXL but rather is an attempt by defendants to unfairly benefit Rexel from the transaction at the expense of RXL's minority public stockholders. The proposed plan will deny plaintiffs and the other members of the class their right to share proportionately in the future success and growth in profitability of RXL and its valuable assets, while permitting defendants to reap huge benefits from the contemplated transaction.

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         27. The price of $19.50 per share to be paid to the class members is unconscionable, unfair and grossly inadequate. The terms of the proposed merger constitute an unfair and illegal business practice upon the minority stockholders because, an among other things:

          (a) the intrinsic value of the stock of RXL is materially in excess of $19.50 per share, giving due consideration to the possibilities of growth and profitability of RXL in light of its business, earnings and earnings power, present and future; and,

          (b) the $19.50 per share price is not the result of arm's length negotiations and was not based upon any independent evaluation of the current value of RXL shares, assets or business, but was fixed arbitrarily by defendants, as part of a plan by Rexel to obtain complete ownership of RXL's assets and business at the lowest possible price, to obtain for itself benefits disproportionate with those to be received by the public stockholders, which facts were not and perhaps will not be disclosed since it is not in defendants' interests to disclose such facts.

         28. Because the defendants are in possession of corporate information concerning RXL's assets, businesses and future financial prospects, the degree of knowledge and economic power between defendants and the public stockholders is unequal, making it grossly and inherently unfair and comprises "unfair

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dealing" for Rexel to obtain ownership of RXL'S assets from the minority public common shareholders.

         29. By reason of the foregoing acts, practices and course of conduct, Rexel has breached and continues to breach its duty as a controlling stockholder of RXL and the individual defendants have breached and continue to breach their duties as directors of RXL, to the remaining stockholders including plaintiffs and the other members of the class herein.

         30. Plaintiffs and the other members of the class will suffer irreparable damage unless defendants are enjoined from continuing to breach their fiduciary duties and from carrying out the aforesaid plan and scheme.

         31. Plaintiffs and the other members of the class have no adequate remedy at law.

         WHEREFORE, plaintiffs demand judgment against the defendants jointly and severally, as follows:

         (1) declaring this action to be a class action and certifying plaintiffs as the class representatives and their counsel as class counsel;

         (2) enjoining, preliminarily and permanently, Rexel's offer for acquisition of the RXL stock owned by plaintiffs and the other members of the class;

         (3) to the extent, if any, that the contemplated transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such

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transaction or transactions, and granting, inter alia, rescissionary damages;
                                           ----- ----

         (4) directing that defendants pay to plaintiffs and the other members of the class all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

         (5) awarding to plaintiffs the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

         (6) Granting plaintiffs and the other members of the class such other and further relief as may be just and proper.

Dated:  September 3, 1997


                                      STULL, STULL & BRODY
                                      6 East 45th Street
                                      New York, N.Y. 10017
                                      (212) 687-7230

                                      WEISS & YOURMAN
                                      551 Fifth Avenue
                                      New York, New York 10176
                                      (212) 682-3025

                                      Attorneys for Plaintiffs

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